Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 6, 2016	NR 16-8

Alianza Minerals Completes ISY Work Program In Peru

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is pleased to announce that a prospecting, mapping and sampling program has been completed at the Isy epithermal gold and silver property (“Isy”) in the Ayacucho Department, Peru. A total of 114 samples were submitted for analyses, including 18 soil samples, 91 rock samples and 5 control standards. Highlights of the program include the expansion of the area of low sulphidation quartz veining at the Jello Orcco area to a strike length of 2.7 kilometres and a vertical extent of 200 metres. This program was designed to gain a better understanding of the lithologic and structural controls of quartz veining and epithermal alteration as well as to assess the overall breadth of veining and alteration on the property. Analytical results will be released once received and interpreted.

Isy is located 110 kilometres east of Ica, Peru. It is an early stage gold-silver exploration property that was acquired in 2010 based on regional analysis of LANDSAT alteration anomalies, structural geology, and regional metallogenic studies.  The property is underlain by Miocene volcanic rocks that host epithermal-style alteration and quartz veining. Alianza’s predecessor, Estrella Gold, completed initial reconnaissance mapping and sampling which confirmed the presence of anomalous gold values in two locations, with associated highly anomalous epithermal-suite metals (antimony, arsenic, mercury).

At the Jello Orcco prospect area, previous work sampled 83.8 gram per tonne (g/t) silver and 0.54 g/t gold from low sulphidation-style quartz veining. This area was targeted for detailed follow up including 1:2000 scale mapping, prospecting and sampling which resulted in the identification of north trending veins generally 0.4 to 1.5 metres in width (locally up to 10 metres wide) occurring discontinuously over 2.7 kilometres of strike length. The veins are hosted in a variable sequence of volcaniclastic rocks.

The Isy Property is wholly-owned and available for option. Once analytical results are compiled and interpreted, maps and images will be available at Alianza’s website (www.alianzaminerals.com). Management will be seeking a partner to continue exploration of the Isy Property.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focusing on gold and copper exploration in the Americas. Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Forward Looking Information

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects" and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the Shares-for-Debt Transaction, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are risks detailed from time to time in the filings made by the Company with securities regulations.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. As a result, the Company cannot guarantee that any forward-looking statement will materialize and the reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward-looking statements as expressly required by Canadian securities law.

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.